Exhibit 99.1

Date: January 28, 2005	Contact: Charles P. Huffman

Release: Immediately	Phone: 251-476-2720

EnergySouth, Inc. reports fiscal 2005 first quarter earnings and announces declaration of dividend

The Board of Directors of EnergySouth, Inc., at a meeting held January 28, 2005, declared a quarterly dividend on the outstanding Common Stock of $0.20 per share, to be paid April 1, 2005 to holders of record as of March 15, 2005.

Net income for EnergySouth, Inc. for the quarter ended December 31, 2004 was $4,316,000, or $0.54 per diluted share, as compared to net income for the quarter ended December 31, 2003 of $4,068,000, or $0.52 per diluted share. The increase in earnings of $0.02 per share is attributed to improved results from the storage operations of the Company’s Bay Gas subsidiary.

Bay Gas’ earnings for the quarter ended December 31, 2004 were $0.15 per diluted share, an increase of $0.03 per diluted share, or 25%, as compared to the same period last year. The increase in earnings was due primarily to additional revenues associated with leasing available storage capacity to customers under short-term storage agreements. Increased revenues were slightly offset by an increase in operating expenses.

Earnings from Mobile Gas’ distribution business for the quarter ended December 31, 2004 were relatively flat when compared to the same prior year period. However, on a diluted basis, earnings per share for Mobile Gas operations decreased $0.01 due to an increase in the number of shares outstanding during the current year period.

EnergySouth, Inc. is the holding company for a family of energy businesses. Mobile Gas purchases, sells, and transports natural gas to residential, commercial, and industrial customers in Mobile, Alabama and surrounding areas. The company also provides merchandise sales, service, and financing. MGS Storage Services is the general partner of Bay Gas Storage Company, a limited partnership that provides underground storage and delivery of natural gas for Mobile Gas and other customers. EnergySouth Services is the general partner of Southern Gas Transmission Company which is engaged in the intrastate transportation of natural gas.

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ENERGYSOUTH, INC.
FINANCIAL RESULTS
(in thousands, except per share data)

Three months ended December 31,	2004	2003
Operating Revenues	$36,367	$32,716
Operating Expenses	$27,379	$23,979
Net Income	$4,316	$4,068

Basic Earnings Per Common Share	$0.55	$0.53

Diluted Earnings Per Common Share	$0.54	$0.52

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